Exhibit 99.29

CONSENT OF GRD MINPROC (PTY) LTD.

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F being filed by IAMGOLD Corporation with the United States Securities and Exchange Commission in connection (1) the report evaluating the Essakane Gold Project in Burkina Faso entitled “IAMGOLD Corporation: Updated Feasibility Study Essakane Project Burkina Faso”, effective June 3, 2008, readdressed March 3, 2009 (the “Essakane Report”); and (2) the annual information form of the Corporation dated March 31, 2009, which includes reference to our name in connection with information relating to the Essakane Project, the Essakane Report and the properties described therein.

Date: March 31, 2009

GRD MINPROC (PTY) LTD.

/s/ John F. Hawxby
By:	John Hawxby
Title:	Senior Project Manager